IL 73 65 (Ed. 03/15)

Policy No. FS E697604 00 00
Effective Date of Change 02/12/2022

POLICY EXTENSION

NAMED INSURED	iCapital KKR Private Markets Fund
AND ADDRESS:	60 East 42nd Street
New York, NY 10165

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: ARC Excess & Surplus, LLC Po Box 9012 Jericho, NY 11753

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

POLICY PERIOD:	From 02/12/2021 To 08/26/2022
12:01 A.M. Standard Time at the address of the Named Insured

In consideration of additional premium of $ 2,499, it is hereby understood and agreed that the policy period shown in the Declarations is extended to 08/26/2022. The additional period will be deemed part of the last preceding period for purposes of determining the Limits of Insurance. All other terms and conditions remain unchanged.

Agent Signature	Date

IL 73 65 (Ed. 03/15)	(Page 1 of 1)

FI 70 12 (Ed. 05 12)

Bond No. FS E697604 00 00
Effective Date of Change 02/12/2022

BOND CHANGES

NAMED INSURED	iCapital KKR Private Markets Fund
AND ADDRESS:	60 East 42nd Street
New York, NY 10165

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: ARC Excess & Surplus, LLC Po Box 9012 Jericho, NY 11753

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 02/12/2021 To 08/26/2022
12:01 A.M. Standard Time at the address of the Named Insured

Additional Premium: $ 2,499.00

FORMS AND RIDERS hereby added:
FI7012 05-12 IL7365 03-15
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

Ratification of Fidelity Bond

RESOLVED, the Board has reviewed the proposal with respect to Great American Insurance Company, Policy No. FS E967604 (the "Fidelity Bond") in the amount of $750,000 and determined that the amount, type, form and coverage of the Fidelity Bond are reasonable; and be it further

RESOLVED, that the Board authorizes the officers of the Fund to make any and all payments and to do any and all other acts, in the name of the Fund and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and be it further

RESOLVED, that the Board authorizes the officers of the Fund to file or cause to be filed the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and be it further

RESOLVED, that the Board authorizes the officers of the Fund to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions vote and the purpose and intent thereof.